FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 June 2006.

2.	Press release entitled, “Recommended Cash Offer by AstraZeneca UK Limited for Cambridge Antibody Technology Group plc”, dated 7 June 2006.

3.	Press release entitled, “AstraZeneca Development Pipeline”, dated 8 June 2006.

4.	Press release entitled, “AstraZeneca Outlines Strategy to Further Strengthen Its Product Pipeline While Delivering Continued Sales and Earnings Growth”, dated 8 June 2006.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC“, dated 12 June 2006.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 June 2006.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 June 2006.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 June 2006.

9.	Press release entitled, “Recommended Cash Offer by AstraZeneca UK Limited for Cambridge Antibody Technology Group plc. Offer Declared Unconditional and Initial Offer Period Extended”, dated 22 June 2006.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 June 2006.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 June 2006.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 June 2006.

13.	Press release entitled, “Recommended Cash Offer by AstraZeneca UK Limited for Cambridge Antibody Technology Group plc. Initial Offer Period Closed. Subsequent Offer Period Commenced”, dated 30 June 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	7 July 2006	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 May 2006, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2787 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,569,013,782.

G H R Musker
Company Secretary
1 June 2006

Item 2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

7 June 2006

Recommended Cash Offer

by AstraZeneca UK Limited

for

Cambridge Antibody Technology Group plc

The Board of AstraZeneca announces that AstraZeneca has fulfilled or waived all of the conditions relating to competition authority consents detailed in paragraphs 2.1, 2.2, 2.3, 3.1, 3.2 and 4 of the terms and conditions of its offer for CAT contained in Appendix I, Part A of the Offer Document. On 31 May 2006, the Office of Fair Trading announced that it had decided that a relevant merger situation, under the provisions of the Enterprise Act 2002, would not be created by the acquisition of CAT by AstraZeneca. By a decision of 6 June 2006, the German Federal Cartel Office cleared the proposed acquisition with regard to German merger control laws.

Holders of CAT Securities are reminded that the first closing date of the Offer is 21 June 2006, and acceptances of the Offer must accordingly be received by 3.00pm (London time), 10.00am (New York City time) on 21 June 2006.

Terms defined in the Offer Document dated 23 May 2006 have the same meanings in this announcement.

Enquiries:
AstraZeneca
Media Enquiries:
Steve Brown (London)	+	44 (0)20 7304 5033
Edel McCaffrey (London)	+	44 (0) 20 7304 5034
Staffan Ternby (Sweden)	+	46 8 553 26107
Analyst/Investor Enquiries:
Jonathan Hunt (London)	+	44 (0) 20 7304 5087
Ed Seage (US)	+	1 302 886 4065
Jörgen Winroth (US)	+	1 212 579 0506
Goldman Sachs International	+	44 (0) 20 7774 1000
Guy Slimmon
Mark Sorrell

This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This announcement also does not constitute a Solicitation / Recommendation Statement under the rules and regulations of the US Securities and Exchange Commission (the "SEC"). The Offer is being made solely by means of the Offer Document and the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, AstraZeneca has filed a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT has filed a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents filed by AstraZeneca or CAT in connection with this Offer are available on the SEC’s website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document have been made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms as they contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement as they contain important information.

It should be noted that by virtue of the conflicting provisions of the City Code and the Exchange Act, the Panel has agreed that the Acceptance Condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other conditions of the Offer have been satisfied, fulfilled or, to the extent permitted, waived.

Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for AstraZeneca and no one else in connection with the Offer and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matters referred to in this announcement.

The availability of the Offer to CAT Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are contained in the Offer Document.

The Loan Notes which may be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States or any other Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of any other Loan Note Restricted Jurisdiction.

Unless otherwise determined by AstraZeneca and permitted by applicable law and regulation, subject to certain exemptions, the Offer will not be capable of acceptance from or within a

Restricted Jurisdiction. Accordingly, copies of this announcement must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute this announcement in, into or from any such jurisdictions.

Item 3

AstraZeneca Development Pipeline
8 June 2006

Line Extensions

Compound	Mechanism	Area under investigation	Phase	Estimated Filing
				MAA	NDA
CV
Atacand	angiotensin II antagonist	diabetic retinopathy	III	> 2008	>2008
Atacand Plus	angiotensin II antagonist /thiazide diuretic	32/12.5 mg, 32/25mg for hypertension	III	2008
Crestor	statin	atherosclerosis	III	1H 2007	1H 2007
Crestor	statin	outcomes CHF	III	>2008	>2008
Crestor	statin	outcomes renal	III	2008	2008
Seloken/Toprol-XL	beta-blocker	HCTZ combination	III	Launched	Filed
GI
Nexium	proton pump inhibitor	NSAID GI side effects – symptom resolution	III	Promotable*	Filed
Nexium	proton pump inhibitor	NSAID GI side effects – ulcer healing	III	Launched	Filed
Nexium	proton pump inhibitor	peptic ulcer bleeding	III	>2008	>2008
Nexium Sachet formulation	proton pump inhibitor	GERD	III	Q4 2006	Filed
Nexium	proton pump inhibitor	extra-oesophageal reflux disease	II	>2008	>2008
Neuroscience
Seroquel SR	D2/5HT2 antagonist	schizophrenia	III	4Q 2006	3Q 2006
Seroquel	D2/5HT2 antagonist	bipolar maintenance	III	2H 2007	1H 2007
Seroquel	D2/5HT2 antagonist	bipolar depression	III	1H 2007	Filed
Seroquel SR	D2/5HT2 antagonist disorder	generalised anxiety	III	2008	2H 2007
Seroquel SR	D2/5HT2 antagonist disorder	major depressive	III	2008	2008
Onc/infection
Faslodex	oestrogen receptor antagonist	2nd line after aromatase inhibitorfailure	III	1 H2007	1H 2007

Faslodex	oestrogen receptor antagonist	1st line advanced breast cancer	III	>2008	>2008
Faslodex	oestrogen receptor antagonist	adjuvant	III	>2008	>2008
Iressa	EGFR-TK inhibitor	head & neck cancer	III	2H 2007	1H 2007
Iressa	EGFR-TK inhibitor	breast cancer	II	>2008	>2008

* Authorities stated these symptoms were already captured within the GERD label. Text stating "No clinical interaction with naproxen or rofecoxib" was approved.

Compound	Mechanism	Area under investigation	Phase	Estimated Filing
				MAA	NDA
Respiratory
Symbicort Turbuhaler	inhaled steroid/fast onset, long-acting ß2 agonist	Symbicort Maintenance and Reliever Therapy for asthma (SMART)	III	Filed
Symbicort pMDI	inhaled steroid/fast onset, long-acting ß2agonist	asthma	III	Filed*	Filed
Symbicort pMDI	inhaled steroid/fastonset, long-acting ß2 agonist	COPD	III	Filed*	2008

* To be supplemented in 2008 with data supporting two additional strengths

NCE’s

Phase III

Compound	Mechanism	Area under investigation	Phase	Estimated Filing
				MAA	NDA
CV
AGI-1067	Anti-atherogenic	atherosclerosis	III	1H 2007	1H 2007
AZD6140	ADP receptor antagonist	arterial thrombosis	III	>2008	>2008
Neuroscience
NXY-059	free radical trapping agent	stroke	III	1H 2007	1H 2007
Oncology/Inf
Zactima	VEGF/EGF TKI inhibitor with RET kinase activity	NSCLC	III	>2008	>2008
AZD2171	VEGF signalling inhibitor (VEGFR-TKI)	NSCLC and CRC	II/III	>2008	>2008

NCE’s

Phases I and II

Compound	Mechanism	Area under investigation	Phase	Estimated Filing
				MAA	NDA
CV
AZD7009	antiarrhythmic IV	atrial fibrillation – conversion	II	2008	2008
AZD9684	CPU inhibitor	thrombosis	II	>2008	>2008
AZD0837	thrombin inhibitor	thrombosis	II	>2008	>2008
AZD2479	Reverse Cholesterol Transport enhancer	dyslipidaemia	I	>2008	>2008
AZD6610	PPAR alpha with “partial gamma”	combined dyslipidaemia	I	>2008	>2008
AZD8677		dyslipidaemia/diabetes	I	>2008	>2008
GI
AZD9056	Ion channel blocker (P2X7)	inflammatory bowel disease	II	>2008	>2008
AZD3355	inhibitor of transient lower oesophageal sphincter relaxations (TLESR)	GERD	I	>2008	>2008
AZD9272	Glutamate receptor modulator	GERD	I	>2008	>2008
Neuroscience
AZD3480	Neuronal nicotinic receptor agonist	cognitive disorders/alzheimers	II	>2008	>2008
AZD9272	Glutamate receptor modulator	neuropathic pain/anxiety	I	>2008	>2008
AZD2327	Enkephalinergic receptor modulator	anxiety & depression	I	>2008	>2008
AZD5904	Enzyme inhibitor	multiple sclerosis	I	>2008	>2008
AZD1080		Alzheimers	I	>2008	>2008
Onc/Infection
Zactima	VEGF/EGF TKI inhibitor with RET kinase activity	medullary thyroid cancer	II	>2008	>2008
CytoFab	anti-TNF-alpha polyclonal antibody	severe sepsis	II	>2008	>2008
ZD4054	endothelin A receptor antagonist	prostate cancer	II	>2008	>2008
AZD5896 (Patrin)	AGT inhibitor	solid tumours	II	>2008	>2008

AZD0530	SRC kinase inhibitor	solid tumours and haematological malignancies	I	>2008	>2008
AZD6244 (ARRY-142886)	MEK inhibitor	solid tumours	II	>2008	>2008
AZD1152	Aurora kinase inhibitor	solid tumours and haematological malignancies	I	>2008	>2008
AZD4769		solid tumours	I	>2008	>2008
AZD2281 (KU59436)	PARP inhibitor	breast cancer	I	>2008	>2008
AZD1689 (AQ4N)	Hypoxia activated cytotoxic	solid tumours	I	>2008	>2008

Phases I and II (continued)

Compound	Mechanism	Area under investigation	Phase	Estimated Filing
				MAA	NDA
Respiratory
AZD9056	ion channel blocker (P2X7)	rheumatoid arthritis	II	>2008	>2008
AZD9056	ion channel blocker (P2X7)	COPD	II	>2008	>2008
AZD8955	collagenase inhibitor	osteoarthritis	II	>2008	>2008
AZD8309	chemokine receptor antagonist	rheumatoid arthritis	I	>2008	>2008
AZD8309	chemokine receptor antagonist	COPD	I	>2008	>2008
AZD3342	Protease inhibitor	COPD	I	>2008	>2008
AZD1981		asthma	I	>2008	>2008
AZD5672		rheumatoid arthritis	I	>2008	>2008
AZD5904		COPD	I	>2008	>2008

NCE’s

Pre Clinical

Compound	Mechanism	Area under investigation	Phase	Estimated Filing
				MAA	NDA
CV
AZD8450		dyslipidaemia	PC	>2008	>2008
AZD6370		diabetes	PC	>2008	>2008
AZD8593		haemostasis	PC	>2008	>2008
AZD1175		diabetes/obesity	PC	>2008	>2008
AZD2207		diabetes/obesity	PC	>2008	>2008
AZD1305		arrhythmias	PC	>2008	>2008
AZD4121	Cholesterol absorption inhibitor	dyslipidaemia	PC	>2008	>2008
GI
AZD8081		functional GI disease	PC	>2008	>2008
AZD9335		GERD	PC	>2008	>2008
Neuroscience
AZD3102		Alzheimers	PC	>2008	>2008
AZD6538		neuropathic pain	PC	>2008	>2008
AZD8797		multiple sclerosis	PC	>2008	>2008
AZD3783		anxiety and depression	PC	>2008	>2008
AZD1940		nociceptive and neuropathic pain.	PC	>2008	>2008
AZD9335		neuropathic pain	PC	>2008	>2008
AZD3241		Parkinson’s disease	PC	>2008	>2008
AZD7512		depression & anxiety	PC	>2008	>2008
AZD3043 (TD-4756, Theravance)	GABA-A receptor modulator	short acting anaesthetic	PC	>2008	>2008

Pre Clinical (continued)

Compound	Mechanism	Area under investigation	Phase	Estimated Filing
				MAA	NDA
Onc/Infection
AZD9935	VEGF signalling inhibitor (VEGFR-TKI)	solid tumours	PC	>2008	>2008
AZD0424	SRC kinase inhibitor	solid tumours	PC	>2008	>2008
AZD8931		solid tumours	PC	>2008	>2008
AZD4877		solid tumours	PC	>2008	>2008
AZD7762		solid tumours	PC	>2008	>2008
AZD5180	Anti-angiogenic	solid tumours	PC	>2008	>2008
AZD1845		solid tumours	PC	>2008	>2008
AZD8330		solid tumours	PC	>2008	>2008
AZD3646		solid tumours and haematological malignancies	PC	>2008	>2008
Respiratory
AZD6067	protease inhibitor	COPD	PC	>2008	>2008
AZD6703		rheumatoid arthritis	PC	>2008	>2008
AZD6357		osteoarthritis	PC	>2008	>2008
AZD7928		COPD	PC	>2008	>2008
AZD2392		asthma/rhinitis	PC	>2008	>2008
AZD1744		asthma/rhinitis	PC	>2008	>2008
AZD3825		asthma	PC	>2008	>2008
AZD1236		COPD	PC	>2008	>2008
AZD4818		COPD	PC	>2008	>2008
AZD5069		COPD	PC	>2008	>2008
AZD9668		COPD	PC	>2008	>2008
AZD9215		asthma	PC	>2008	>2008
AZD1678		asthma	PC	>2008	>2008
AZD6605		osteoarthritis	PC	>2008	>2008

AstraZeneca Development Pipeline
Discontinued Projects vs Annual Results 2 February 2006

CVGI
NCE/Line Extension	Compound	Area under investigation
LE	Exanta	prevention of stroke in AF
NCE	AZD1092	Diabetes
NCE	Galida	Diabetes/ Metabolic Syndrome
NCE	AZD9343	GERD
NCE	AZD6538	GERD

Respiratory and Inflammation
NCE/Line Extension	Compound	Area under investigation
NCE	AZD3778	Indication rhinitis
NCE	AZD2914	COPD

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time. Compounds in development are displayed by phase. Abbreviations:

PC – Pre-clinical: Candidate Drug accepted for development but not yet administered to man.
MAA - Marketing Authorisation Application (Europe)
NDA – New Drug Application (USA)

Item 4

AstraZeneca Outlines Strategy to Further Strengthen Its Product
Pipeline While Delivering Continued Sales and Earnings Growth

AstraZeneca will provide an update on its strategy and development pipeline through to the end of the decade at a business review meeting to be held in London today.

David Brennan, Chief Executive Officer of AstraZeneca, will set the agenda for the Company's business review by outlining the measures being taken to further strengthen the new product pipeline and his expectations for sustaining the current business momentum.

Commenting on the Company's pipeline, Mr Brennan said, "There are three elements to our strategy to strengthen the pipeline: improve the productivity of our in-house Discovery and Development efforts; aggressively pursue promising products and technologies from external sources; and, beginning with our offer for Cambridge Antibody Technology, build a major international presence in the research and development of biological therapeutics to complement our small molecule capabilities.”

Commenting on AstraZeneca's ambitions to sustain its current business momentum, Brennan said, "We know what it will take to continue to deliver a strong performance over the next five years. While new products will play a role, many of the ingredients for continuing our momentum can be found in our current product range. Effective lifecycle management and commercial excellence in support of key growth products such as SymbicortTM, CrestorTM and SeroquelTM should continue to drive top line growth. This will give us the potential to grow sales in line with projected market growth and, in conjunction with continued cost discipline, the delivery of earnings growth ahead of sales is within our reach.”

Dr John Patterson, Executive Director of Development, will highlight progress with the R&D pipeline:

  Expansion of the potential of key marketed products (SeroquelTM, CrestorTM, SymbicortTM) through lifecycle management.

  Progress of the development pipeline within key therapy areas which totals 103 projects, 79 of which involve new chemical entities (NCEs) and 24 for the lifecycle management of products already on the market.

  Enhancement of the Company’s discovery and development capability through productivity improvements, the increased use of biomarkers and translational science and investment in biological therapeutics.

  The recently announced recommended cash offer for Cambridge Antibody Technology (CAT), adds to the momentum of the Company’s expanded business development activities and will supplement the progress being made internally to deliver a flow of products that will meet its growth objectives in the next decade.

  Excellent progress is being made through externally sourced products and technologies from the following companies: Renovis Inc. (NXY-059), AtheroGenics Inc. (AGI-1067), Abgenix Inc. (human monoclonal antibodies), Array BioPharma Inc. (MEK inhibitors), Avanir Pharmaceuticals (reverse cholesterol transport), CAT (human monoclonal antibodies, peptides and proteins), KuDOS Pharmaceuticals Ltd (DNA repair), NPS Pharmaceuticals Inc. (treatment of intractable pain), Protherics PLC (CytoFabTM), Targacept Inc. (neuronal nicotinic agents for cognition) and Theravance Inc. (novel intravenous anaesthetic agent).

Jonathan Symonds, Chief Financial Officer, will review the business performance over the last two years and the potential for this to be sustained for the next five years. Over the last two years the strong performance has been based on five key growth products, excellent execution in the market and productivity improvements across the whole business. AstraZeneca believes these performance trends can continue. The Company has the potential to grow sales over the next five years in line with projected market growth while absorbing generic competition to a number of its products. This sales performance, when combined with further productivity gains, is expected to lead to further improvements in operating margin and to generation of substantial cash flow for reinvestment in the business and for return to shareholders. Investment will be targeted at accelerating internal innovation as well as improving the strength of the pipeline through a combination of acquisition, licensing and collaboration, leading to increased investment in research and development.

Progress in key therapy areas will be covered at the meeting:

Cardiovascular:
  The current market momentum of CrestorTM is based on its clearly defined best in class efficacy as demonstrated by studies such as STELLAR and ASTEROID.

  Positive results from EXPLORER, AstraZeneca’s study comparing CrestorTM (40mg) with CrestorTM (40mg) and ezetimibe in high-risk patients, are due to report at the forthcoming International Symposium on Atherosclerosis.

  The Phase III programme for AZD6140 will evaluate the impact of this reversible oral anti-platelet agent on morbidity and mortality in patients with Acute Coronary Syndrome. The pivotal Phase III trial (PLATO) is in the late planning phase. Discussions with regulatory authorities to finalise the protocol are ongoing and are expected to be completed in time for a study start during the second half of 2006.

  The AGI-1067 ARISE trial is anticipated to reach its target number of events in the second half of 2006, with results anticipated in early 2007 and subsequent regulatory submissions in the first half of 2007. If successful, AGI-1067 will herald a new approach to the treatment of atherosclerosis with a profile that would make it complementary to statins including CrestorTM in the market place.

  Based on the results of early clinical studies, the Company plans to take the alpha-partial gamma PPAR agonist AZD6610 a treatment for combined dyslipidaemia, into Phase II later this year.

  AZD9684 is the first member of a new anti-thrombotic class (CPU inhibitors). Results from an intravenous concept study evaluating its ability to dissolve clots in patients with pulmonary embolism will be available during the second half of 2006.

  One of the major focuses of the Company’s early stage cardiovascular development pipeline is to build a strong anti-atheroma franchise, based on novel approaches to this disease. AZD4121, a cholesterol absorption inhibitor, will be taken into Phase I early next year.
Neuroscience:
  Following the recent regulatory submissions based on the BOLDER studies in bipolar depression, SeroquelTM is set to become the first medication to offer a single treatment effective at both poles of bipolar disease (depression and mania).

  An NDA for the use of Seroquel SRTM formulation in schizophrenia will be filed in the US in Q3 2006. The formulation, has patent protection to 2017 and is being used in a clinical programme now underway to study Seroquel SRTM in Major Depressive Disorder (MDD) and Generalised Anxiety Disorder (GAD) designed to deliver indications from 2009, creating an opportunity to access up to 20 percent of the depression and anxiety market.

  At current recruitment rates, the NXY-059 SAINT II study is expected to complete enrolment before the end of June with results during the fourth quarter of this year. First regulatory filings are planned for the first half of next year.

  AstraZeneca will develop the neuronal nicotinic receptor agonist AZD3480, licensed from Targacept Inc. for its first indications in Alzheimer’s disease and cognitive deficits in schizophrenia.

  A licensing deal has been signed with Theravance Inc. for development of a novel intravenous anaesthetic agent, currently at the pre-clinical phase of development.

  Eight new molecules have been added to the Neuroscience pipeline and four projects have progressed into clinical Phase I.
Respiratory/Inflammation:
  The COMPASS and SMILE studies illustrate the benefits of Symbicort Maintenance and Reliever TherapyTM (SMART) when compared with current asthma treatments.

  FDA review of the use of the SymbicortTM pMDI device for the treatment of asthma is on track, with a scheduled first PDUFA date in July 2006. The Company anticipates more than one review cycle.

  Post-hoc analysis of previous COPD trials with SymbicortTM shows that budesonide reduces the mortality risk when added to either formoterol or the short acting beta agonist terbutaline. These data will be presented at the forthcoming COPD 5 conference at the end of June.

  Phase II trials of the P2X7 antagonist AZD9056 in COPD and inflammatory bowel disease will read out in the next nine months. A positive clinical signal has already been shown in rheumatoid arthritis.

  The protease inhibitor AZD3342 has completed Phase I studies and is scheduled to progress to Phase II studies in the second half of 2006.

  Excellent progress is being made through the existing alliance with CAT. All of the portfolio targets have been met or exceeded. It is on track to deliver at least two new monoclonal antibodies for human testing per year. The first fully human monoclonal candidate from this collaboration may enter development by the end of the year.
Infection:
  CytoFabTM is an ovine polyclonal anti-TNF-alpha antibody fragment for the treatment of sepsis. Recently licensed from Protherics PLC, the development programme for CytoFabTM, including key modifications to the route of manufacture, remains on track to begin its pivotal Phase III trial in 2007.

  AstraZeneca’s leading genomic approach to anti-bacterials is yielding its first candidates. AZD1279, a novel bactericidal antibiotic from a totally new chemical class, shows in vitro activity against resistant organisms including S. pneumoniae and will enter Phase I for respiratory infections later this year.

Oncology:

  Data from pivotal studies of ZactimaTM in second and third line NSCLC are anticipated in mid-2008. It is being developed as monotherapy and combination therapy in lung cancer. ZactimaTM has also been granted Orphan Drug Designation for a rare form of thyroid cancer by the FDA and EMEA and the FDA has granted fast-track status for this indication. Data from the randomised thyroid cancer study are anticipated in 2009.

  AZD2171’s combination of potency, selectivity and pharmacokinetics gives it the potential to be the best in class VEGFR-TKI, with activity in all forms of lung cancer including squamous cell carcinoma. A Phase II/III study in first line NSCLC is underway with the National Cancer Institute of Canada and a second study in this indication will start next year. Data from these studies will be available in 2009. Data from Phase III studies in colorectal cancer will be available in 2010. This programme will be supported by US NCI-sponsored studies in other tumours under the auspices of the recently finalised Collaborative Research and Development Agreement (CRADA).

  ZD4054 has the potential to be best in class endothelin A antagonist. The results of a study in hormone resistant prostate cancer will determine the progression into Phase III and will complete by the end of Q3 2006.

  The first molecule from AstraZeneca’s collaboration with Array BioPharma Inc., the MEK inhibitor AZD6244 (ARRY-142886), has entered Phase II in malignant melanoma, the first of a range of tumour types. AZD6244 is potentially first in class.

  Phase II trials will start in the second half of this year for the Src kinase inhibitor AZD0530 in multiple tumour types including breast and pancreatic cancer.

  The anti-angiogenic monoclonal antibody AZD5180 is the first candidate drug to emerge from the collaboration with Abgenix/Amgen. First time in man is anticipated early next year.

  The KuDOS PARP Inhibitor AZD2281 will start studies in breast cancer in the next few weeks.

  Clinical decision points will be reached in the next few months on the KuDOS development compounds, AZD1689, a topoisomerase inhibitor targeted at hypoxic tissue, and AZD5896 (PatrinTM), a drug targeted at another enzyme in the DNA repair cascade.

  Changes in AstraZeneca’s research approach to cancer therapy and to “personalised medicine” are paying dividends, delivering a range of targeted agents into development. In total, the oncology portfolio now contains 15 NCEs in pre-clinical or Phase I testing. Three compounds will reach first time in man and six further NCEs are expected to enter development in oncology in 2006.

Development Portfolio:

AstraZeneca’s development portfolio now contains 103 projects involving 79 NCEs:

  5 NCEs in Phase III development

  13 NCEs in Phase II development

  20 NCE projects in Phase I development

  41 NCEs in pre-clinical testing

A full updated summary of AstraZeneca’s R&D pipeline, including life cycle management projects being undertaken with marketed products, is appended to this press release. It is also available on the Company’s website: www.astrazeneca.com under information for investors.

-Ends-

Thursday 8th June 2006

Media Enquiries:

London:
Steve Brown +44 (0) 207 304 5033
Edel McCaffrey +44 (0) 207 304 5034

Wilmington:
Carla Burigatto +1 302 886 5953

Södertälje:
Staffan Ternby +46 (8) 553 26107

Analyst & Investor Enquiries:
Jonathan Hunt +44 (0) 207 304 5087
Mina Blair +44 (0) 207 304 5084
Ed Seage +1 302 886 4065
Jorgen Winroth +1 212 579 0506

Notes to Editors:

For copies of the presentations from today’s business review and an updated copy of AstraZeneca’s development pipeline please visit www.astrazeneca.com. Photos are available on www.newscast.co.uk. Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com/astrazeneca.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In order to utilise the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Review contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition; price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

TRADEMARKS
The following brand names used in this release are trademarks of the AstraZeneca group of companies: Crestor, Seroquel, Seroquel SR, Symbicort, Symbicort Maintenance and Reliever Therapy, Zactima

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 June 2006, it purchased for cancellation 1,100,000 ordinary shares of AstraZeneca PLC at a price of 2893 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,568,132,235.

G H R Musker
Company Secretary
12 June 2006

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 June 2006, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2920 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,567,345,241.

G H R Musker
Company Secretary
13 June 2006

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 June 2006, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2959 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,567,170,174.

G H R Musker
Company Secretary
15 June 2006

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 June 2006, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 3112 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,568,031,302.

G H R Musker
Company Secretary
21 June 2006

Item 9

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

22 June 2006

Recommended Cash Offer

by AstraZeneca UK Limited

for

Cambridge Antibody Technology Group plc

Offer Declared Unconditional and Initial Offer Period Extended

AstraZeneca announces that it has acquired, or received valid acceptances of the Offer in respect of, 37,261,730 CAT Shares in aggregate, representing approximately 86.7 per cent. of the CAT Shares to which the Offer relates.

As at 3.00pm (London time), 10.00am (New York City time) on 21 June 2006, being the first closing date of the recommended cash offer for the entire issued and to be issued share capital of CAT not otherwise held by AstraZeneca, valid acceptances of the Offer had been received in respect of 31,661,730 CAT Shares (including CAT Shares represented by 1,840,347 CAT ADSs), representing approximately 73.7 per cent. of the CAT Shares to which the Offer relates. None of these acceptances were received from persons acting in concert with AstraZeneca. Of these valid acceptances, valid elections for the Loan Note Alternative had been received in respect of a total of 516,924 CAT Shares. Including the 5,600,000 CAT Shares acquired by AstraZeneca on 23 May 2006, AstraZeneca has acquired, or received valid acceptances of the Offer in respect of, 37,261,730 CAT Shares (including CAT Shares represented by 1,840,347 CAT ADSs) in aggregate, representing approximately 86.7 per cent. of the CAT Shares to which the Offer relates.

For the purposes of this announcement, the number of CAT Shares (including those represented by CAT ADRs) to which the Offer relates is 42,988,803, being the 53,206,786 shares in issue as of the date of this announcement less the 10,217,983 shares held by AstraZeneca prior to the commencement of the Offer Period.

Including the 10,217,983 CAT Shares held by AstraZeneca prior to the commencement of the Offer Period, AstraZeneca has acquired, or received valid acceptances of the Offer in respect of,

47,479,713 CAT Shares (including CAT Shares represented by 1,840,347 CAT ADSs) in aggregate, representing 89.2 per cent. of the existing issued share capital of CAT.

In addition to CAT ADSs tendered prior to 3.00pm (London time), 10.00am (New York City time), on 21 June 2006, 263,740 ADSs are subject to notice of guarantee delivery period.

AstraZeneca hereby waives Condition 1 to the Offer (i.e., the 90 per cent. minimum acceptance condition). All of the conditions of the Offer have now been satisfied or waived and the Offer has been declared unconditional in all respects.

The Initial Offer Period is extended and remains open for acceptance, and withdrawal rights of persons that have tendered their securities into the Offer continue to exist, until the closing of the Initial Offer Period which is now expected to be 3.00pm (London time), 10.00am (New York City time) on 29 June 2006, unless further extended.

Prior to the announcement of the Offer, AstraZeneca had received irrevocable undertakings to accept the Offer in respect of 190,569 CAT Shares in aggregate*, representing approximately 0.36 per cent. of the existing issued share capital of CAT. Valid acceptances have been received in respect of all of these CAT Shares and such acceptances are included in the total referred to above.

As at the date of this announcement, affiliates of Goldman Sachs International and Deutsche Bank (who are acting in concert (within the meaning of the City Code) with AstraZeneca) held 78,084 CAT Shares in aggregate, representing 0.15 per cent. of the existing issued share capital of CAT.

To the extent they have not already done so, holders of CAT Shares and CAT ADSs who hold such securities in certificated form who have not yet accepted the Offer but wish to do so should complete and return their Form of Acceptance and Letter of Transmittal as soon as possible in accordance with the instructions set out in the Offer Document and in the Form of Acceptance and Letter of Transmittal. The CAT Shareholders and ADS holders who hold their CAT Shares in uncertificated or book-entry form and who have not yet accepted the Offer but wish to do so are reminded to take the necessary steps through CREST or their respective Agent Institution (as applicable) as soon as possible.

Settlement of the consideration to accepting CAT Shareholders and accepting holders of CAT ADSs (including holders of CAT ADSs that deliver a Notice of Guaranteed Delivery in a timely manner) or their designated agents will, except with the consent of the Panel, be effected as set out below:

(a)	in the case of acceptances received complete in all respects by today and not subsequently withdrawn, within 14 calendar days; or

(b)	in the case of acceptances received complete in all respects after today but while the Offer remains open for acceptance, within 14 calendar days of such receipt.

Holders of CAT Shares and ADSs who have already accepted the Offer, but whose willingness to accept the Offer may be affected by the termination of their withdrawal rights following the close of the Initial Offer Period (which will be on 29 June 2006, at the earliest) have the right, until the Initial Offer Period closes for acceptance, to withdraw their acceptances with respect to such securities.

Defined terms used in this announcement have the same meanings as in the Offer Document dated 23 May 2006.

*Beneficial title to the 9,529 CAT shares in respect of which Peter Chambré gave an irrevocable undertaking, and which were beneficially held by Peter Chambré’s wife, was transferred to Peter Chambré after 23 May 2006.

Enquiries:
AstraZeneca
Media Enquiries:
Steve Brown (London)	+	44 (0)20 7304 5033
Edel McCaffrey (London)	+	44 (0) 20 7304 5034
Staffan Ternby (Sweden)	+	46 8 553 26107
Analyst/Investor Enquiries:
Jonathan Hunt (London)	+	44 (0) 20 7304 5087
Goldman Sachs International	+	44 (0) 20 7774 1000
Guy Slimmon
Mark Sorrell

This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This announcement also does not constitute a Solicitation / Recommendation Statement under the rules and regulations of the US Securities and Exchange Commission (the "SEC"). The Offer is being made solely by means of the Offer Document and the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, AstraZeneca has filed a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT has filed a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents filed by AstraZeneca or CAT in connection with this Offer are available on the SEC’s website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document have been made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms as they contain important information. CAT

Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement as they contain important information.

Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for AstraZeneca and no one else in connection with the Offer and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matters referred to in this announcement.

The availability of the Offer to CAT Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are contained in the Offer Document.

The Loan Notes which may be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States or any other Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of any other Loan Note Restricted Jurisdiction.

Unless otherwise determined by AstraZeneca and permitted by applicable law and regulation, subject to certain exemptions, the Offer will not be capable of acceptance from or within a Restricted Jurisdiction. Accordingly, copies of this announcement must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute this announcement in, into or from any such jurisdictions.

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 June 2006, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 3123 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,567,815,216.

G H R Musker
Company Secretary
26 June 2006

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 June 2006, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 3108 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,567,145,068.

G H R Musker
Company Secretary
28 June 2006

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 June 2006, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 3185 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,567,097,950.

G H R Musker
Company Secretary
30 June 2006

Item 13

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

30 June 2006

Recommended Cash Offer

by AstraZeneca UK Limited

for

Cambridge Antibody Technology Group plc

Initial Offer Period Closed

Subsequent Offer Period Commenced Summary

  On 22 June 2006, AstraZeneca declared the Offer for CAT wholly unconditional and extended the Initial Offer Period until 29 June 2006.

  AstraZeneca now announces that it has acquired, or received valid acceptances of the Offer in respect of, 41,262,279 CAT Shares (including CAT Shares underlying CAT ADSs) in aggregate, representing approximately 95.95 per cent. of the CAT Shares (including CAT Shares underlying CAT ADSs) to which the Offer relates.

  Accordingly, AstraZeneca intends to apply for the delisting of CAT Shares and CAT ADSs and to commence the compulsory acquisition of the remaining CAT Shares (including CAT Shares underlying CAT ADSs).

  AstraZeneca also announces the commencement of the Subsequent Offer Period, which is expected to remain open for acceptance until such time as the compulsory acquisition procedures are completed or until 3.00pm (London time), 10.00am (New York City time) on 22 September 2006, whichever occurs earlier.

  Settlement of all acceptances (including in respect of CAT ADSs) received complete in all respects by 22 June 2006 and not withdrawn before 29 June 2006 will occur by 6 July 2006. Settlement of all acceptances received complete in all respects after 22 June 2006 will occur within 14 calendar days of such receipt.

  Holders of CAT Shares who have not already accepted the Offer are urged to do so as soon as possible by following the procedures set out in the Offer Document.
Acceptances

As at 3.00pm (London time), 10.00am (New York City time) on 29 June 2006, valid acceptances of the Offer had been received in respect of 35,562,279 CAT Shares (including CAT Shares represented by 2,085,549 CAT ADSs), representing approximately 82.70 per cent. of the CAT Shares to which the Offer relates. None of these acceptances were received from persons acting in concert with AstraZeneca. Of these valid acceptances, valid elections for the Loan Note

A06424153/0.6/29 Jun 2006
1

Alternative had been received in respect of a total of 512,743 CAT Shares. Including the 5,700,000 CAT Shares acquired by AstraZeneca since 23 May 2006, AstraZeneca has acquired, or received valid acceptances of the Offer in respect of, 41,262,279 CAT Shares (including CAT Shares represented by 2,085,549 CAT ADSs) in aggregate, representing approximately 95.95 per cent. of the CAT Shares to which the Offer relates.

For the purposes of this announcement, the number of CAT Shares (including those represented by CAT ADRs) to which the Offer relates is 43,002,698, being the 53,220,681 shares in issue as of the date of this announcement less the 10,217,983 shares held by AstraZeneca prior to the commencement of the Offer Period.

Including the 10,217,983 CAT Shares held by AstraZeneca prior to the commencement of the Offer Period, AstraZeneca has acquired, or received valid acceptances of the Offer in respect of, 51,480,262 CAT Shares (including CAT Shares represented by 2,085,549 CAT ADSs) in aggregate, representing 96.73 per cent. of the existing issued share capital of CAT.

In addition to CAT ADSs tendered prior to 3.00pm (London time), 10.00am (New York City time), on 29 June 2006, 30,814 ADSs are subject to notice of guaranteed delivery period.

The Offer was declared unconditional in all respects on 22 June 2006. AstraZeneca announces that the Initial Offer Period, which was extended until 29 June, is now closed for acceptance and the withdrawal rights of persons that have tendered their securities will be terminated.

Prior to the announcement of the Offer, AstraZeneca had received irrevocable undertakings to accept the Offer in respect of 190,569 CAT Shares in aggregate, representing approximately 0.36 per cent. of the existing issued share capital of CAT. Valid acceptances have been received in respect of all of these CAT Shares and such acceptances are included in the total referred to above.

As at the date of this announcement, affiliates of Goldman Sachs International and Deutsche Bank (who are acting in concert (within the meaning of the City Code) with AstraZeneca) held 78,084 CAT Shares in aggregate, representing 0.15 per cent. of the existing issued share capital of CAT.

Commencement of Subsequent Offer Period and Settlement

AstraZeneca also announces the commencement of the Subsequent Offer Period, which is expected to remain open for acceptance until such time as the compulsory acquisition procedures referred to in part II of the Offer Document are completed or until 3.00pm (London time), 10.00am (New York City time) on 22 September 2006, whichever occurs earlier. If CAT Securities are tendered into the Offer during the Subsequent Offer Period, such holders will not have the ability to withdraw their tender of such securities, subject to certain conditions set out in the Offer Document. If the CAT Securities are acquired pursuant to compulsory acquisition procedures described below, no withdrawal rights will exist in respect of the securities so acquired.

To the extent they have not already done so, holders of CAT Shares and CAT ADSs who hold such securities in certificated form who have not yet accepted the Offer but wish to do so should complete and return their Form of Acceptance and Letter of Transmittal as soon as possible in accordance with the instructions set out in the Offer Document and in the Form of Acceptance and Letter of Transmittal. The CAT Shareholders and ADS holders who hold their CAT Shares in uncertificated or book-entry form and who have not yet accepted the Offer but wish to do so are reminded to take the necessary steps through CREST or their respective Agent Institution (as applicable) as soon as possible.

Settlement of the consideration to accepting CAT Shareholders and accepting holders of CAT ADSs (including holders of CAT ADSs that deliver a Notice of Guaranteed Delivery in a timely manner) or their designated agents will be effected as set out below:

(a)	in the case of acceptances received complete in all respects by 22 June 2006 and not withdrawn before today, within 14 calendar days of such date; or

A06424153/0.6/29 Jun 2006
2

(b)	in the case of acceptances received complete in all respects after 22 June 2006 but while the Offer remains open for acceptance, within 14 calendar days of such receipt.

De-listing and Compulsory Acquisition

As AstraZeneca has attained the required 75 per cent. of the voting rights attaching to CAT Shares, AstraZeneca is taking steps to procure the application by CAT for the cancellation of the listing of CAT Shares from the Official List and the cancellation of trading in CAT Shares on the London Stock Exchange’s market for listed securities. It is anticipated that cancellation of listing and trading will take effect no earlier than 28 July 2006. AstraZeneca also intends to procure that CAT apply for de-listing of the CAT ADSs from NASDAQ. Such de-listings would significantly reduce the liquidity and marketability of any CAT Shares or CAT ADSs that are not acquired by AstraZeneca. AstraZeneca will also request that CAT terminate the existing deposit agreement through which the ADS programme is operated. In addition, if the number of holders of CAT Securities in the United States falls below 300 (calculated in accordance with Rule 12g3-2(a) under the Exchange Act), AstraZeneca intends to procure that CAT file a Form 15 with the SEC to request that its registration under the Exchange Act be terminated or suspended. It is also anticipated that, after such cancellations, CAT will be re-registered as a private company under the relevant provisions of the Companies Act.

Given that AstraZeneca has received acceptances under the Offer in respect of, or otherwise acquired, more than 90 per cent. of CAT Shares to which the Offer relates, AstraZeneca intends to exercise its rights pursuant to the provisions of Schedule 2 of the Interim Regulations to acquire compulsorily, on the same terms as the Offer, the remaining CAT Shares (including shares underlying CAT ADSs) in respect of which the Offer has not been accepted.

Defined terms used in this announcement have the same meanings as in the Offer Document dated 23 May 2006.

Enquiries:
AstraZeneca
Media Enquiries:
Steve Brown (London)	+	44 (0)20 7304 5033
Edel McCaffrey (London)	+	44 (0) 20 7304 5034
Staffan Ternby (Sweden)	+	46 8 553 26107
Analyst/Investor Enquiries:
Jonathan Hunt (London)	+	44 (0) 20 7304 5087
Mina Blair (London)	+	44 (0) 20 7304 5084
Ed Seage (US)	+	1 302 886 4065
Jörgen Winroth (US)	+	1 212 579 0506
Goldman Sachs International	+	44 (0) 20 7774 1000
Guy Slimmon
Mark Sorrell

This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This announcement also does not constitute a Solicitation / Recommendation Statement under the rules and regulations of the US Securities and Exchange

A06424153/0.6/29 Jun 2006
3

Commission (the "SEC"). The Offer is being made solely by means of the Offer Document and the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, AstraZeneca has filed a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT has filed a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents filed by AstraZeneca or CAT in connection with this Offer are available on the SEC’s website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document have been made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms as they contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement as they contain important information.

Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for AstraZeneca and no one else in connection with the Offer and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matters referred to in this announcement.

The availability of the Offer to CAT Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are contained in the Offer Document.

The Loan Notes which will be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States or any other Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of any other Loan Note Restricted Jurisdiction.

Unless otherwise determined by AstraZeneca and permitted by applicable law and regulation, subject to certain exemptions, the Offer will not be capable of acceptance from or within a Restricted Jurisdiction. Accordingly, copies of this announcement must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute this announcement in, into or from any such jurisdictions.

A06424153/0.6/29 Jun 2006
4